SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: November, 2002                Commission File Number:   1-9059

                            BARRICK GOLD CORPORATION
                              (Name of Registrant)

                                Royal Bank Plaza
                             South Tower, Suite 2700
                                  P.O. Box 119
                                Toronto, Ontario
                                 Canada M5H 2J3
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F                  Form 40-F X
                               ---                        ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes                         No X
                            ---                        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

            INCORPORATION BY REFERENCE INCORPORATION BY REFERENCE

     The Registrant's Management's Discussion and Analysis of Financial Results for the quarter ended September 30, 2002 and the Comparative Unaudited Financial Statements and the notes thereto prepared in accordance with U.S. generally accepted accounting principles for that same period (contained on pages 6 - 35 of Exhibit 1 of Form 6-K (Commission File No. 1-9059) furnished to the Commission November 15, 2002) are incorporated by reference into the Registrant's registration statements on Form F-9/F-3 (Nos. 333-6756 and 333-6756-1) and Form F-3 (No. 333-14148).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BARRICK GOLD CORPORATION



Date:  November 15, 2002                  By: /s/ Sybil E. Veenman
                                             ----------------------------
                                             Name:  Sybil E. Veenman
                                             Title: Associate General Counsel
                                                    and Secretary

                                     EXHIBIT

Exhibit        Description of Exhibit                                    Page
-------        ----------------------                                    ----

   1           Barrick Gold Corporation's Third Quarter
               Report, including Comparative Unaudited
               Financial Statements for the quarter ended
               September 30, 2002 and the notes thereto prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and Management's Discussion and Analysis of Financial Results (US GAAP) for the same period

   2 Barrick Gold Corporation's Comparative Unaudited Financial Statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and notes thereto for the quarter ended September 30, 2002 and Management's Discussion and Analysis (Canadian GAAP) for the same period